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Washington, D.C. 20549
Attn:	Myra Moosariparambil

Craig Arakawa

Anuja Majmudar

Daniel Morris

Re:	Phoenix Capital Group Holdings, LLC

Registration Statement on Form S-1

Submitted on October 29, 2024

CIK No. 0001818643

To Whom It May Concern:

On behalf of our client, Phoenix Capital Group Holdings, LLC (the “Company”), and pursuant to the applicable provisions of the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), we are submitting this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its comment letter dated November 8, 2024 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 filed by the Company on October 29, 2024. Concurrently with the furnishing of this letter, the Company has filed an amendment (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-1 (collectively, the “Registration Statement”) through EDGAR, which has been revised where applicable to address the Staff’s comments.

The numbered paragraphs in bold italics below set forth the comments of the Staff in the Comment Letter and are followed by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1.

December 27, 2024

Registration Statement on Form S-1

Cover Page

1.

With respect to your disclosure that certain of your personnel will receive sales commissions as licensed registered representatives of Dalmore Group, please identify these individuals and update, as applicable, the section titled Certain Relationships and Related-Party Transactions. Please also file the agreement that contemplates the amount to be paid as such commissions. In this regard, we note that Section 2(a) of the Service Agreement with Dalmore filed as Exhibit 1.1 includes fees based on the gross proceeds of the offering and provides generally that “this fee may be increased to a rate to be mutually agreed upon by Dalmore and Phoenix at a later date. A portion of the increased commission will include commissions payable to these registered representatives as mutually agreed upon by Dalmore and Phoenix.”

Response: The Company acknowledges the Staff’s comment and advises the Staff that none of the licensed registered representatives that are expected to received sales commission from this offering, or any offerings of the Company, are persons who would require disclosure under Item 404 of Regulation S-K promulgated under the Securities Act (“Regulation S-K”). The Company also advises the Staff that it has revised the cover page and page 138 accordingly and filed an Amended and Restated Broker-Dealer Agreement as Exhibit No. 1.1.

2.

We note your response to prior comment 5. Please further revise your cover page to disclose (i) the amount of total debt that will be outstanding when the notes offered by this prospectus are sold, (ii) the amount of debt that will be pari passu with the notes, and (iii) the amount of debt that will be subordinated to the notes. Your disclosure should also specify, as noted on page 5, that the notes will be structurally subordinated to claims of creditors (including trade creditors) and preferred stockholders (if any) of the Issuer’s subsidiaries.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page accordingly.

3.

Please revise the seventh paragraph of your cover page to prominently disclose, if true, that your notes will not be transferrable, except by your prior written consent. In addition, revise the headings in your summary at page 12 and in your risk factors at page 43 to provide similar disclosure. Also, revise the summary and body of the prospectus, as appropriate, to clarify how you will determine whether to provide consent.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and pages 7, 12, and 43 accordingly.

Prospectus Summary

Company Structure, page 5

4.

We note your response to our prior comment 3. Please further revise your corporate structure chart to include Lion of Judah Capital, LLC. In this regard, we note that Lion of Judah controls your parent, Phoenix Equity Holdings, LLC.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 5 accordingly.

5.

We note your revisions to footnote (8). We also note the restructuring involving Phoenix Holdco on October 18, 2024. Please revise to describe the restructuring in greater detail. In addition, please provide a revised discussion of the Amended and Restated Senior Secured Credit Agreement to clarify the reasons for the restructuring and the significance of the change of ownership to investors.

December 27, 2024

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 5 and 75 accordingly.

Ranking, page 9

6.

We note the five bullets at the start of this sub-section. For each bulleted disclosure (other than the first bullet), please quantify the current aggregate amount of debt and liabilities that fall within each category as of the most recent practicable date. In this regard, these aggregate amounts should reconcile with the itemized amounts disclosed in the three paragraphs following this bulleted disclosure. Provide similar disclosure in your risk factors at page 40.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 9, 40, 114, and 115 accordingly.

7.

We note your disclosure that as of June 30, 2024, you had $628.5 million of indebtedness outstanding. Please further revise your disclosure to state the amount of indebtedness that is maturing within the next year and your plans to repay that indebtedness. To the extent that you intend to use the proceeds from this offering to discharge indebtedness, revise your Use of Proceeds section to disclose the amount to be used to repay such obligations and the interest rate and maturity of such indebtedness.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 9 and 49 accordingly.

Mandatory Redemption, page 9

8.

We note that a holder may require that you, at any time and from time to time prior to maturity, redeem its Notes at a price equal to 95% of the aggregate principal amount of such Notes plus accrued and unpaid interest, and that this redemption right is subject to an annual cap of 10% of the aggregate principal amount of all Notes issued and then outstanding. Please disclose how the prioritization of the mandatory redemptions will be determined and whether certain factors including the date of issuance, specific maturities, interest payment methods, and interest rates impact the mandatory redemption process. Please also disclose whether the Adamantium Bonds and other currently outstanding bonds issued pursuant to Regulation D and Regulation A have this mandatory redemption feature and annual cap, and if so, how that impacts the mandatory redemption of the Notes in this offering. Revise your risk factor disclosure accordingly.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 11, 39, and 43 accordingly.

Risk Factors

The development of our estimated proved and probable undeveloped reserves…, page 26

9.	Please expand the discussion to additionally clarify that 100% of your probable undeveloped reserves as of June 30, 2024 are undeveloped.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 26 accordingly.

Use of Proceeds, page 49

10.

Revise your disclosure to quantify the Broker-Dealer Fee and maximum sales commissions to be paid to each of (i) the third-party individuals and (ii) certain of your personnel as compensation with respect to the sale of the Notes. Revise to provide similar disclosure on the cover page and in your Plan of Distribution disclosures at pages 12 and 134.

December 27, 2024

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and pages 12, 49, and 138 accordingly.

11.

We note your statement that “[you] have significant cash flow from operations, as well as multiple current and potential sources of financing, including under the Fortress Credit Agreement, the Adamantium Loan Agreement, and our offerings of debt securities pursuant to Regulation D....” Please reconcile this statement with your disclosures elsewhere indicating that as of June 30, 2024, you only had cash and cash equivalents of $4.1 million, the Fortress Credit Agreement and accompanying delayed draw term loan facility was borrowed in full at $135.0 million as of October 2024, that after giving effect to entering into the Fortress Credit Agreement, you had significant indebtedness outstanding of approximately $733.5 million and that as a result of your substantial indebtedness, a significant amount of your cash flow will be required to pay interest and principal on your outstanding indebtedness.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company continues to have cash flow from operations and has, over the last year, continued to successfully raise money from multiple sources of financing, including Fortress, purchasers of August 506(c) Bonds, purchasers of Adamantium Bonds, and the purchaser of the Adamantium Secured Note. The Company further advises the Staff that this statement is not inconsistent with the Company’s cash balance as of its most recent balance sheet date or the fact that it does not currently have access to a committed liquidity facility. The Company has revised page 49 accordingly to reflect that the delayed draw term loan facility has been fully drawn under the Fortress Credit Agreement.

Business

Business Strategy, page 79

12.

We note disclosure on page 82 of 6,410 gross productive wells as of June 30, 2024 and the 1,965, 971 and 1,218 gross wells drilled during fiscal 2023, 2022 and 2021, respectively, in each instance have an overall average net (working) interest of less than 1 percent. However, the 36 gross wells drilled in 2024 through August 31 have an overall average net (working) interest of approximately 82 percent. Please expand the discussion of your business strategy to clarify the extent that these recent wells represent a departure from primarily participating in wells with royalty or minor working interests to participating in wells with significant working interests going forward. Additionally, expand the disclosure in your document to explain in greater detail the reason for the change and to discuss how this strategic change will expose you to higher capital and operating expenses and require higher levels of capital, potentially in excess of cash flow from operations, and reliance on outside funding, including additional indebtedness.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised page 79 accordingly.

Certain Relationships and Related-Party Transactions

Amended and Restated Limited Liability Company Agreement of Phoenix Capital Group Holdings, LLC, page 106

13.

Revise your disclosure here to clarify that your CEO, Adam Ferrari, is the manager of Phoenix Holdco and that in addition to designating your officers, Phoenix Holdco, as the sole member, shall also determine the salaries or other compensation of the officers of the Company. Please also revise to provide similar disclosure on the cover page and in the summary.

December 27, 2024

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the cover page and pages 5 and 110 accordingly.

Investments in Company Debt, page 107

14.

We note that certain of your managers, executive officers and their respective family members may purchase and hold debt securities. Please tell us whether any of these individuals anticipate participating in this offering and, if so, whether they are able to seek mandatory redemption for their currently outstanding notes and the notes in this offering.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company expects that its manager, its executive officers, and their respective family members may participate in the offering of the Notes on the same terms provided to all other purchasers of Notes, including the ability to seek mandatory redemption of their Notes. The Company further advises the Staff that the Company’s manager, its executive officers, and their respective family members have in the past and may in the future invest in the Company’s other debt securities, and do currently hold Company debt securities as disclosed in the Registration Statement, in each case, on the same terms provided to the other purchasers of such debt securities, including the ability to seek mandatory redemption.

Notes to the Consolidated Financial Statements

Note 18 – Supplemental Information on Oil and Natural Gas Operations (Unaudited)

Oil and Natural Gas Reserve Information, page F-31

15.

We note your response to prior comment 13 and the revised explanation of the underlying reasons for the changes in total proved developed and proved undeveloped reserves for the year ended December 31, 2023. However, your explanation of the individual changes in net quantities of proved developed and proved undeveloped reserves does not align with the corresponding figures in the tabular reconciliation of the changes in total proved reserves. For example, your explanation identifies changes of 921,396 Boe due to acquisitions compared to the line item in the reconciliation of 1,426,545 Boe. We also note similar inconsistencies between your explanation and the line items for revisions of the previous estimates and extensions and discoveries which includes the change due to a previous misclassification as an adjustment rather than as part of the line item for revisions of the previous estimates.

Please note Item 1203(b) of Regulation S-K requires separate disclosure of the changes that occurred in proved undeveloped reserves; however, FASB ASC 932- 235-50-5 requires a reconciliation of the changes in an entity’s total proved (developed plus undeveloped) reserves and a corresponding explanation for the significant changes. Refer FASB ASC 932-235-50-5 and the description of the line item changes part a through f used in the reconciliation and revise your disclosure accordingly. Also expand the disclosure on page F-32 to include an explanation of the significant changes that occurred during the year ended December 31, 2022 to comply with Instruction 1 to Item 302(b) of Regulation S-K.

This comment also applies to the comparable disclosure provided elsewhere on page 87 relating to the changes for the periods ending June 30, 2024 and December 31, 2024.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 91 and F-31 accordingly.

Exhibits

16.

We note that your disclosure regarding the Amended and Restated Limited Liability Company Agreement of Phoenix Operating LLC and accompanying exhibit previously filed as Exhibit 10.4 has been removed. Please tell us the basis for omitting these disclosures. In this regard, we note that you are in the business of both drilling and extracting oil and gas minerals directly through your operations conducted by PhoenixOp.

December 27, 2024

Response: The Company acknowledges the Staff’s comment and advises the Staff that as part of the Company’s reorganization, the operating Agreement of PhoenixOp was amended to reflect its status as a wholly owned subsidiary of the Company, with the Company acting as sole member. As such, such agreement does not constitute a material agreement required to be filed pursuant to Item 601(10) of Regulation S-K.

General

17.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it will supplementally provide the Staff with copies of any written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents or expects to present to potential investors in reliance on Section 5(d) of the Securities Act.

* * * *

December 27, 2024

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me by email at ross.mcaloon@lw.com or by telephone at (714) 755-8051, or to my colleague, Christopher Clark, by email at christopher.j.clark@lw.com or by telephone at (202) 637-2374.

Sincerely,

/s/ Ross McAloon
Ross McAloon of LATHAM & WATKINS LLP

cc:	Adam Ferrari, Chief Executive Officer and Manager, Phoenix Equity Holdings, LLC

Curtis Allen, Chief Financial Officer, Phoenix Equity Holdings, LLC

Christopher J. Clark, Latham & Watkins LLP